02 MAY 21 AM 10:

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

02034249

SUPPL

Your reference File No. 82-5089

Our reference

Date May 17, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

Zurich Financial Services
Legal Department

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Annual General Meeting of Zurich Financial Services" dated May 16, 2002

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

I. Klauer

Irene Klauer

dlw 5/21

Enclosure

News Release

ZURICH
FINANCIAL SERVICES

File No. 82-5089

Annual General Meeting of Zurich Financial Services

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, May 16, 2002 – The Annual General Meeting of Zurich Financial Services took place today in the Hallenstadion in Zurich. 2'623 shareholders attended, representing 12'851'152 registered shares. Zurich will pay a gross dividend of CHF 8.00 per share for 2001. All proposals presented by the Board of Directors were approved by shareholders.

At today's Ordinary Annual General Meeting of Zurich Financial Services, shareholders accepted all proposals of the Board of Directors. A gross dividend of CHF 8.00 will be paid for 2001 on May 22, 2002. In addition, shareholders approved the proposal for the Board of Directors to extend the authority to issue capital for another period of two years. Shareholders also approved an increase in the amount of contingent share capital from CHF 30 million to CHF 80 million. The proposal of shareholders to elect the members of the Board of Directors individually was also approved.

Following the recommendations of the Board, the shareholders' proposal to reduce the normal term of office for members of the Board of Directors from three to two years was rejected. The proposal that the Chairman of the Board of Directors should be, as a matter of principle, excluded from serving as a member of management also was rejected.

Elections to the Board of Directors

Prof. Dr. Rolf Watter was elected as a new member of the Board of Directors for a two-year term. As proposed by shareholders, Markus J. Granziol was also elected to the Board of Directors until May 2005, effective

ZURICH
FINANCIAL SERVICES

September 1st, 2002. Rosalind E.J. Gilmore, Dana G. Mead and Gerhard Schulmeyer were re-elected for further three-year terms and Lodewijk C. van Wachem was elected for an additional two-year term.

As announced on April 19, 2002, Rolf Hüppi resigned as Chairman and Member of the Board of Directors after the Annual General Meeting. The Board elected the former Vice Chairman Lodewijk van Wachem as new Chairman. Effective May 17, 2002, Rolf Hüppi will hand over Management leadership of the Group to James Schiro.

On behalf of the Board of Directors, Mr. Pidoux expressed his appreciation for Mr. Hüppi's many years of significant contribution.

The **Zurich Financial Services Group** (www.zurich.com) provides its customers solutions in the areas of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on its key markets of North America, UK and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries and employs approximately 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com